UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.___)*

Virginia National Bankshares Corporation
(Name of Issuer)

Common Stock, par value $2.50
(Title of Class of Securities)

928031103
(CUSIP Number)

Daniel P. Goodall Swift Run Capital Management, LLC 310 4th Street NE, Suite 102 Charlottesville, VA 22902 (434) 817-4234
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 6, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	928031103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

SRCM Holdings LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

241,741.5

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

241,741.5

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

241,741.5

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	928031103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Swift Run Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

241,741.5

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

241,741.5

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

241,741.5

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	928031103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Swift Run Capital, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

190,152.5

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

190,152.5

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

190,152.5

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.1%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	928031103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Timothy S. Mullen

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

241,741.5

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

241,741.5

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

241,741.5

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	928031103

Item 1.	Security and Issuer.

The class of equity security to which this statement relates is the Common Stock, par value $2.50 (the “Shares”), of Virginia National Bankshares Corporation, a Virginia corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 404 People Place, Charlottesville, Virginia, 22911.

Item 2.	Identity and Background.

(a), (f)
The persons filing this statement are SRCM Holdings LLC, a Delaware limited liability company (“SRCM Holdings”), Swift Run Capital Management, LLC, a Delaware limited liability company (“SRCM”), Swift Run Capital, LP, a Delaware limited partnership (“SRC”), and Timothy S. Mullen, a United States citizen (“Mr. Mullen” and, together with SRCM Holdings, SRCM and SRC, the “Reporting Persons”).

(b)	The address of the principal business and principal office of SRCM Holdings, SRCM, SRC and Mr. Mullen is 310 4th Street NE, Suite 102, Charlottesville, Virginia 22902.
(c)
SRCM Holdings is a holding company that is the sole member of SRCM.  SRCM is a Virginia-registered investment advisor that provides investment management services to its private fund and managed account clients.  SRCM also serves as the general partner of SRC and is responsible for managing the business and investments of SRC.  Timothy S. Mullen is the Manager of SRCM and is responsible for its day-to-day operational control.  Mr. Mullen is also SRCM’s principal owner through his ownership interests in SRCM Holdings and other entities that he directly or indirectly owns.  Mr. Mullen also serves as President and Chief Investment Officer of SRC.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the 241,741.5 Shares beneficially owned by SRCM Holdings came from the working capital of SRC and certain managed accounts that SRCM manages.  No borrowed funds were used to purchase such Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

The funds for the purchase of the 241,741.5 Shares beneficially owned by SRCM came from the working capital of SRC and certain managed accounts that SRCM manages.  No borrowed funds were used to purchase such Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

The funds for the purchase of the 190,152.5 Shares beneficially owned by SRC came from its working capital.  No borrowed funds were used to purchase such Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

The funds for the purchase of the 241,741.5 Shares beneficially owned by Mr. Mullen as a result of Mr. Mullen being a control person of SRCM Holdings and SRCM came from the working capital of SRC and certain managed accounts that SRCM manages.  No borrowed funds were used to purchase such Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Shares held by the Reporting Persons were acquired for investment in the ordinary course of the Reporting Persons' investment activities because they believe the Shares represent an attractive investment opportunity.

The Reporting Persons believe that current trading levels do not appropriately value the benefits of recent actions by the Issuer’s management, including permanent operating expense reductions at the commercial bank, a liquid and clean balance sheet and a new wealth management business model which is likely to produce a more consistent revenue stream.

As part of a plan to maximize long term shareholder value, the Reporting Persons believe the Issuer should implement a transparent, simple capital allocation policy which, in the absence of compelling internal or external growth opportunities, would result in the return of significant capital to shareholders.

Dividends: The Reporting Persons believe that the current earnings derived from the commercial bank alone could support an annual dividend of $.80 to $1.00 a year ($.20 to $.25 per quarter) and that, in addition, earnings from the new wealth management business could be used to pay shareholders an additional, variable dividend.

Share Repurchases: The Reporting Persons believe that the Issuer should implement an opportunistic share-buyback policy in order to make accretive share repurchases at prices below or up to a slight premium to its book value. The Reporting Persons believe the Issuer could use any of the following sources of funding, alone or in combination, to do so:  its current earnings, a portion of its large cushion of excess regulatory capital or prudent levels of borrowings at the holding company level. The size and funding of any buyback should be determined by the relative attractiveness of the price of the Issuer’s shares and also by the terms of financing available to the Issuer.

The dividend and share repurchase policy, together, could serve as a return benchmark which the Issuer can use to measure the relative attractiveness of investing shareholder capital on any internal or external growth initiatives, such as acquisitions or entry into new business lines.

Exploration of Options: The Reporting Persons further believe that the Issuer has built an attractive banking franchise located in a stable, growing marketplace, one that is potentially desirable to many bank merger partners or acquirers.  The Reporting Persons have been contacted by one such interested party and believe there are many others who may have interest in a business combination with the Issuer. The Reporting Persons believe the Issuer should informally explore options available to it in this regard to best understand whether (i) the continued execution of the Issuers strategy as a stand-alone entity or (ii) the possible sale or combination of the Issuer, offer the best avenue to enhance long-term stockholder value, and the potential benefits and risks to shareholders of either course of action.

The Reporting Persons and their representatives may, from time to time, engage in discussions with management of the Issuer, the board of directors of the Issuer, other stockholders and third parties regarding any of the above.

Depending upon, among other things, the outcome of the discussions referenced above, current and future trading prices for the Shares, the financial condition, results of operations and prospects of the Issuer and its businesses, other investment opportunities available to the Reporting Persons, conditions in the securities markets, general economic conditions and other factors that the Reporting Persons deem relevant, the Reporting Persons may from time to time acquire additional Shares or sell Shares in the open market, in privately negotiated transactions or otherwise, and may take such other actions with respect to their investment in the Issuer as they may deem appropriate, including, without limitation, changing their intention with respect to any of the matters enumerated above.

Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own.

Item 5.	Interest in Securities of the Issuer.

(a)-(d)
As of the date hereof, SRCM Holdings may be deemed to be the beneficial owner of 241,741.5 Shares, constituting 9.0% of the Shares, based upon 2,690,320 Shares outstanding.  SRCM Holdings has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 241,741.5 Shares.  SRCM Holdings has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 241,741.5 Shares.

As of the date hereof, SRCM may be deemed to be the beneficial owner of 241,741.5 Shares, constituting 9.0% of the Shares, based upon 2,690,320 Shares outstanding.  SRCM has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 241,741.5 Shares.  SRCM has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 241,741.5 Shares.

As of the date hereof, SRC may be deemed to be the beneficial owner of 190,152.5 Shares, constituting 7.1% of the Shares, based upon 2,690,320 Shares outstanding.  SRC has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 190,152.5 Shares.  SRC has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 190,152.5 Shares.

As of the date hereof, Mr. Mullen may be deemed to be the beneficial owner of 241,741.5 Shares, constituting 9.0% of the Shares, based upon 2,690,320 Shares outstanding.  Mr. Mullen has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 241,741.5 Shares.  Mr. Mullen has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 241,741.5 Shares.

The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Exhibit B.

(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On March 6, 2014, SRC acquired 190,152.5 Shares pursuant to a stock purchase agreement with a private third party seller (the “Stock Purchase Agreement”).  Pursuant to the Stock Purchase Agreement, the purchase price for the Shares was $20.10 per share, resulting in an aggregate payment of $3,822,065.25.  As additional consideration, SRC also agreed to pay the seller 25% of: (i) all gross profits that SRC receives from any sale, transfer or other disposition of the Shares to a non-affiliate of SRC, or any securities received in exchange for, or as a distribution or dividend on the Shares; and (ii) all gross future income or proceeds from the Shares, or any securities received in exchange for, or as a distribution or dividend on the Shares, including, without limitation, all payments, interest, distributions, dividends, monies, claims for money due and to become due, shares of stock issued in exchange for, or as distributions or dividends on the Shares, or any securities received in exchange for, or as a distribution or dividend on the Shares.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: Schedule of Transactions in Shares by the Reporting Persons

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 14, 2014
(Date)

SRCM Holdings LLC

By: /s/ Timothy S. Mullen
Name: Timothy S. Mullen Title: Principal Owner and Manager

Swift Run Capital Management, LLC

By:	/s/ Timothy S. Mullen
Name: Timothy S. Mullen Title: Principal Owner & Manager

Swift Run Capital, LP

By:	/s/ Timothy S. Mullen
Name: Timothy S. Mullen Title: President and Chief Investment Officer

Timothy S. Mullen

By:	/s/ Timothy S. Mullen

*  Each Reporting Person specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, dated March 14, 2014, relating to the Common Stock, par value $2.50 of Virginia National Bankshares Corporation shall be filed on behalf of the undersigned.

March 14, 2014
(Date)

SRCM Holdings LLC

By: /s/ Timothy S. Mullen
Name: Timothy S. Mullen Title: Principal Owner and Manager

Swift Run Capital Management, LLC

By:	/s/ Timothy S. Mullen
Name: Timothy S. Mullen Title: Principal Owner & Manager

Swift Run Capital, LP

By:	/s/ Timothy S. Mullen
Name: Timothy S. Mullen Title: President and Chief Investment Officer

Timothy S. Mullen

By:	/s/ Timothy S. Mullen

Exhibit B

SCHEDULE OF TRANSACTIONS IN SHARES BY THE REPORTING PERSONS

Schedule of Transactions in Shares by Swift Run Capital Management, LLC on behalf of Swift Run Capital, LP*

Date of Transaction	Title of Class	Number of Shares/Units Acquired	Number of Shares/Units Disposed	Price Per Share/Unit
3/06/14	Common Stock, par value $2.50	**190,152.5	N/A	***$20.10

* There have been no transactions in Shares in the past 60 days by Swift Run Capital Management, LLC on behalf of its other investment advisory clients.

** These Shares were purchased in a private transaction with a third party seller.

*** Additional consideration was provided to the seller pursuant to the Stock Purchase Agreement, which is summarized in the response to Item 6 above.

SK 25497 0001 1460583 1